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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY
WITH EITHER PLACING AN ORDER WITH A BROKER TO EXECUTE SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET MAKER.

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       OMB APPROVAL
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OMB NUMBER:       3235-0101
Expires: September 30, 1996
Estimated average burden
hours per response......2,0
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      SEC USE ONLY
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DOCUMENT SEQUENCE NO.


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CUSIP NUMBER


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WORK LOCTION


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1(a) NAME OF ISSUER (Please type or print)        (b) IRS IDENT. NO.     (c) S.E.C. FILE NO.

            IMC GLOBAL INC.                             36-3492467               1-9759
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1(d) ADDRESS OF ISSUER              STREET         CITY      STATE    ZIP CODE

             2100 SANDERS ROAD                  NORTHBROOK     IL    60062-6146
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES        (b) SOCIAL SECURITY NO.    (c) RELATIONSHIP TO
       ARE TO BE SOLD                                           OR IRS IDENT NO.              ISSUER
Joseph P. Sullivan and                                          ###-##-####                 Mr. Sullivan
Jeanne M. Sullivan, Joint Tenants                               ###-##-####                 is a Director
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(d) ADDRESS          STREET            CITY

    175 East Delaware Place, Apt 6805, Chicago, IL 60611

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INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER AND THE S.E.C.
FILE NUMBER.

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3(a)                (b)                                                     SEC USE ONLY  (c)                  (d)
Title of the           Name and Address of Each Broker Through Whom the     Broker Dealer     Number of Shares      Aggregate
Class of Securities    Securities are to be Offered or Each Market Maker     File Number       of other Units        Market
to be Sold                    who is Acquiring the Securities                                    TO BE SOLD          Value
                                                                                              (See instr. 3(c))   (See instr. 3(d))
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COMMON              DONALDSON, LUFKIN & JENRETTE
STOCK,              SECURITIES CORPORATION                                                          25,000             $837,500*
$1.00 PAR           200 WEST MADISON ST., STE. 1800
VALUE               CHICAGO, IL  60606
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(e)                     (f)                         (g)
   Number of Shares        Appropriate                    Name of Each
    or Other Units         Date of Sale                    Securities
     Outstanding         (See instr. 3(f))                   Exchange
   (See instr. 3(e))       (MO, DAY YR.)                 (See instr. 3(g))
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    101,902,000             On or after                  New York Stock
                              8/8/97                     Exchange/ Chicago
                                                         Stock Exchange

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INSTRUCTIONS:
1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold.
   (b) Such person's Social Security or I.R.S. identification number
   (c) Such person's relationship to the issuer(e.g. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securites exchange, if any, on which the securities are intended to be sold

   * Based on the closing price of $33.50 on 8/6/97.
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                                              TABLE I -- SECURITIES TO BE SOLD

                FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE SECURITIES TO BE SOLD
          AND WHITH RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER CONSIDERATION THEREFOR:

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Title of      Date you    Name of Acquisition Transaction     Name of Person from Whom      Amount of           Date of   Nature
the Class     Acquired                                      Acquired (if gift, also give    Securities          Payment     of
                                                                date donor acquired)        Acquired                     Payment
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Common        3/1/96      Pursuant to the merger of Bull                                    880,870
Stock, $1.00              Merger Company, a subsidiary                  N/A                 (based on             N/A        N/A
par value                 of the Issuer, into The Vigoro                                    the conversion
                          Corporation ("TVC"), 550,544                                      rate of 1.6 IMC
                          TVC shares held by the                                            shares for each TVC
                          Sullivans were converted into                                     share)
                          IMC shares. *
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INSTRUCTIONS:  1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration price. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

               2. If within two years after the acquisition of the securities the person for whose account they are sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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                                            TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

                FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER SOLD DURING THE PAST 3 MONTHS BY THE PERSON
                                                FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.

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Name and Address             Title of Securities Sold           Date of Sale           Amount of              Gross Proceeds
of Seller                                                                           Securities Sold
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SEE SCHEDULE 1 ATTACHED HERETO



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REMARKS:
* The IMC shares were issued by the Issuer pursuant to a Form S-4 Registration Statement filed by the Issuer.

INSTRUCTIONS:                                                  ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.   THE PERSON FOR WHOSE ACCOUNT THE SECURITIES TO WHICH THIS NOTICE
Information is to be given not only as to the person for       RELATES ARE TO BE SOLD HEREBY REPRESENTS BY SIGNING THIS NOTICE
whose account the securities are to be sold but also as to     THAT HE DOES NOT KNOW ANY MATERIAL ADVERSE INFORMATION IN REGARD TO
all other persons included in that definition. In addition,    THE CURRENT AND PROSPECTIVE OPERATIONS OF THE ISSUER OF THE
information shall be given as to sales by all persons whose    SECURITIES TO BE SOLD WHICH HAS NOT BEEN PUBLICLY DISCLOSED.
sales are required by paragraph (e) of Rule 144 to be
aggregated with sales for the account of the person filing
this notice.


                       8/8/97                                                 /s/ Joseph P. Sullivan
       -----------------------------------                        ----------------------------------------------
               Date of Notice                                              (Signature)    Joseph P. Sullivan

THE NOTICE SHALL BE SIGNED BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD. AT LEAST ONE COPY OF THE NOTICE SHALL
                     BE MANUALLY SIGNED. ANY COPIES NOT MANNUALLY SIGNED SHALL BEAR TYPED OR PRINTED SIGNATURES.

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     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                                                          SCHEDULE 1

                                   TABLE II SECURITIES SOLD DURING THE PAST THREE MONTHS


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Name and Address                Title of Securities Sold       Date of Sale           Amount of          Gross Proceeds
of Seller                                                                          Securities Sold
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Joseph P. and Jeanne M.            Common Stock                  5/8/97                   500                $18,188
Sullivan Foundation                $1.00 par value
                                         "                       5/9/97                   500                $18,188
175 East Delaware Place -5414            "                       5/9/97                   500                $18,250
Chicago, IL 60611                        "                       5/12/97                1,000                $37,125
                                         "                       5/12/97                  500                $18,813
                                         "                       5/12/97                  500                $19,063
                                         "                       5/13/97                1,000                $37,625
                                         "                       5/14/97                1,000                $37,500
                                         "                       5/15/97                  500                $18,375
                                         "                       5/15/97                  500                $18,438
                                         "                       5/16/97                1,000                $36,500
                                         "                       5/16/97                  500                $18,313
                                         "                       5/19/97                1,500                $55,500
                                         "                       5/19/97                  500                $18,625
                                         "                       5/19/97                1,000                $37,375
                                         "                       5/20/97                1,000                $37,125
                                         "                       5/21/97                  500                $18,500
                                         "                       5/21/97                  500                $18,438
                                         "                       5/22/97                  500                $18,500
                                         "                       5/22/97                1,000                $37,375
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Joseph P. Sullivan and             Common Stock                  5/13/97                3,000                $97,275
Jeanne M. Sullivan JTWROS        $1.00 par value
                                         "                       5/13/97                1,000                $37,750
175 East Delaware Place                  "                       5/13/97                2,000                $75,250
Apartment 6805                           "                       5/19/97                1,000                $37,000
Chicago, IL 60611                        "                       5/19/97                1,000                $37,250
                                         "                       5/22/97                1,000                $37,500
                                         "                       5/23/97                2,000                $75,250
                                         "                       5/23/97                9,000               $339,750
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